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11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.
________)*

Atlantic Synergy

(Name of Issuer)

Common Stock

(Title of Class of Securities)

049077100

(CUSIP Number)

Terence Channon

500 N. Rainbow Blvd, Suite 300

Las Vegas, NV 89107

(Name, Address and Telephone Number of Person
Authorized to Receive
Notices and Communications)

October 7, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
  13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of  240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
  check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
  240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
  Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 049077100

1.
    Names of Reporting Persons. I.R.S. Identification Nos. of
above persons (entities only).

Terence Channon

2.
    Check the Appropriate Box if a Member of a Group (See
Instructions)

(a)
[X]

(b)
..........................................................................................................................................

3.
    SEC Use Only
...........................................................................................................................

4.
Source of Funds (See Instructions) PF

5.
    Check if Disclosure of Legal Proceedings Is Required
Pursuant to Items 2(d) or 2(e) .................

6.
Citizenship or Place of Organization USA

    Number of Shares Beneficially Owned
by Each Reporting Person With

7.
    Sole Voting Power
5,342,500

8.
    Shared Voting Power
0

9.
    Sole Dispositive
      Power
0

10.
Shared Dispositive Power 5,342,500

11.
    Aggregate Amount Beneficially Owned by Each Reporting Person
5,342,500

12.
    Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions) ...........

13.
    Percent of Class Represented by Amount in Row (11)
66.1%

14.
    Type of Reporting Person (See Instructions)

      IN

...............................................................................................................................................................

...............................................................................................................................................................

...............................................................................................................................................................

...............................................................................................................................................................

Item 1.
Security and Issuer

    This Statement on Schedule 13D relates to shares
      of common stock of Atlantic Synergy, a Nevada Corporation (the
      "Issuer"). The Issuer's principal executive office is located at
500 N. Rainbow Blvd., Suite 300, 89107.

Item 2.
Identity and Background

(a)
    Name;
       Terence Channon

(b)
    Residence or business address;
       500 N. Rainbow Blvd., Suite 300, Las Vegas, NV 89107

(c)
    Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

President and Chief Executive Officer

(d)
    Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case;

Mr. Channon has not been convicted in a criminal proceeding during the last five years.

(e)
    Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order;

During the last five years, Mr. Channon was not a party to any civil proceeding of a judicial or administrative body of a competent jurisdiction, and he has not been found in violation of any federal or state securities laws.

(f)
    Citizenship.
       USA

Item 3.
    Source and Amount of Funds or Other
Consideration

    The Common Stock was acquired in two separate open
market transactions.

Item 4.
Purpose of Transaction

    Mr. Channon acquired the Common Stock beneficially owned
      by him in the ordinary course of his working activities. Mr. Channon may acquire more Common Stock depending on the market price of the
      Common Stock in the ordinary course of his investing activities.

         As of the date of the event which required filing of this Statement on Schedule 13D, Mr. Channon did not have any plans or proposals (other than as set forth above) which may relate to or would result in:

(a)
    The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)
    An extraordinary corporate transaction, such as a merger,
      reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)
    A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)
    Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)
    Any material change in the present capitalization or dividend policy of the issuer;

(f)
    Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the
Investment Company Act of 1940;

(g)
    Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)
    Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)
    A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act;
or

(j)
Any action similar to any of those enumerated above.

Item 5.
Interest in Securities of the Issuer

(a)
    Mr. Channon may be deemed to beneficially own an aggregate of
      5,342,500 shares or 66.1% of the total shares outstanding of the Issuer. Such shares include
      5,342,500 held of record by Mr. Channon to which Mr. Channon may be deemed to have sole voting and dispositive power.

(b)
See (a) above.

(c)

On October 7, 2003, Mr. Channon acquired 17,500 shares of common stock;
      these shares initially filed in a registration statement 10SB12G with the SEC on April 5, 2002 and subsequently were cleared on August 26,
      2002.  Mr. Channon acquired these shares of Common Stock, in an open market transaction.

(d)
    No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities of the Issuer other than as stated in this document.

(e)
Not applicable.

Item 6.
    Contracts, Arrangements, Understandings or Relationships
with Respect to Securities of the Issuer

None

Item 7.
Material to Be Filed as Exhibits

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date 10/07/03

Signature /s/ Terence Channon

    Name/Title    Terence Channon, President
and CEO

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.
The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)